Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alithya Group inc.

We consent to the use of our report dated June 12, 2025 on the consolidated financial statements of Alithya Group inc. (the “Entity”), which comprise the consolidated statements of financial position as of March 31, 2025 and March 31, 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2024, and the related notes, and our report dated June 12, 2025 on the effectiveness of the Entity’s internal control over financial reporting as of March 31, 2025, which are incorporated by reference in the Form S-8 dated March 25, 2026 of the Entity.

/s/ KPMG LLP

March 25, 2026

Montréal, Canada